UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

YCC Holdings LLC

File No. 333-173505 - CF#27024

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YCC Holdings LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-4 registration statement filed on April 14, 2011.

Based on representations by YCC Holdings LLC that this information qualifies as information contained in personnel and medical files and similar files the disclosure of which would constitute an unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.18   through July 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel